AKSYS, LTD.
Two Marriott Drive
Lincolnshire, Illinois 60069

January 14, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0306

Attention: Mr. Russell Mancuso

Re:
Aksys, Ltd.
Request to Withdraw Registration Statement on Form S-3 (Registration No. 333-100562)

Dear Mr. Mancuso:

        Aksys, Ltd., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form S-3, which previously was filed with the Commission on October 16, 2002 (Registration No. 333-100562), along with any exhibits and amendments filed thereto (the "Registration Statement").

        The Registrant intends to renegotiate certain provisions of the equity line of credit agreements in connection with which the Registration Statement was filed. In light of the contemplated renegotiation, the Registrant has determined that it is in its best interests to withdraw the Registration Statement and file a new registration statement if and when the agreements have been renegotiated.

        The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement.

        The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

        Please direct any questions or comments regarding this filing to the undersigned at (847) 229-2166 or Keith S. Crow, P.C., counsel to the Registrant, at (312) 861-2000.

Very truly yours, AKSYS, LTD.
/s/ LAWRENCE D. DAMRON Lawrence D. Damron Chief Financial Officer
cc:
Keith S. Crow, P.C.